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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alantra, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Federal Street, Suite 2202
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacey Rosa	617-532-3350	stacey.rosa@alantra.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

225 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

October 2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stacey Rosa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alantra, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NORMA N CRAIG
Notary Public, Commonwealth of Massachusetts
My Commission Expires October 3, 2025



Signature: Stacey Rosa

Title: Financial Controller, FinOp

Notary Public NORMA N. CRAIG

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALANTRA, LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Members of Alantra, LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Alantra, LLC (the "Firm") as of December 31, 2023, and the related notes (collectively, referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Firm, as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Firm is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

255 STATE STREET, BOSTON, MA 02109
P: 617.439.9700

We have served as the Firm's auditor since 2019.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2024

ALANTRA, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

CURRENT ASSETS

Cash, cash equivalents, and restricted cash	$	6,679,070
Accounts receivable, net		243,087
Receivable from affiliated entities		8,743
Prepaid expenses and other current assets		60,169
TOTAL CURRENT ASSETS		6,991,069
PROPERTY AND EQUIPMENT - at cost, net of accumulated depreciation		92,077
OTHER ASSETS		
Loan receivable, related party		230,300
Deposits		65,021
TOTAL OTHER ASSETS		295,321
TOTAL ASSETS	$	7,378,467

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued compensation and benefits	$	1,472,842
Payable to affiliated entities		568,367
Accounts payable		105,660
Other accrued expenses		44,296
Deferred revenue		12,500
TOTAL LIABILITIES		2,203,665
MEMBER'S EQUITY		
Member's equity		5,174,802
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,378,467

ALANTRA, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2023

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements are as follows:

a. Structure— Alantra U.S Corporation (the "Member") is the sole member of Alantra, LLC (the "LLC") The Member is ultimately a subsidiary of Alantra Partners, S.A (the "Parent").

The consolidated financial statements include all wholly-owned subsidiaries of the Firm and all intercompany accounts have been eliminated in consolidation.

b. Basis of Presentation— The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

c. Nature of Operations— The Firm provides investment banking services to corporate clients to assist with implementation of corporate development programs of acquisition, merger, divestiture and joint venture. The Firm is headquartered in Boston, but is also located in New York and San Francisco. The LLC is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protector Corporation ("SIPC").

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Cash Equivalents and Restricted Cash—For purposes of the consolidated statements of cash flow, the Firm considers all deposits in demand accounts and all short-term securities purchased with maturities of three months or less when purchased to be cash equivalents. The Firm has $60,000 of cash that is considered restricted, as it is reserved to cover the limit on the Firm's credit cards.

f. Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. As of December 31, 2023, accounts receivable included an allowance for doubtful accounts of $366,057. Our allowance for doubtful accounts represents our estimate of expected credit losses related to our trade receivables. We pool our trade receivables based on similar risk characteristics, such as the age of receivables. To estimate our allowance for doubtful accounts, we leverage information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when we deem the amount is uncollectible.

g. Property and Equipment— Assets with a cost greater than $1,000 are capitalized and recorded at cost. Depreciation is provided over the estimated useful life of the related asset, principally on the straight-line method. Estimated useful lives range from five to seven years. Leasehold improvements estimated useful lives are the lesser of the estimated useful life or the term of the related lease.

h. Currency Conversion— The accounting records of the Firm are maintained in U.S. dollars. Investments and other assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the prevailing rates at December 31, 2023. Income receipts and expenses are converted into U.S. dollars at the prevailing rate at the time of the transactions.

i. Related Party Transactions— The Firm is a party to transactions throughout the year with various affiliated entities under common control of the Parent company. The Firm may pay for or be charged

for certain expenses related to the affiliated entities occupancy, services, and other office expenses The Firm may also pay or receive payment for various revenue sharing contracts. The Firm expects to fully settle all outstanding amounts due to or from affiliated entities.

NOTE 2: CONCENTRATION OF RISKS

The Firm maintains its cash balances at various banks and financial services companies. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at financial services companies are insured by the Securities Investor Protection Corporation up to $500,000 which includes a $250,000 limit for cash. At December 31, 2023, $6,249,070 of the Firm's cash balance exceeded these insured limits.

NOTE 3: PROPERTY AND EQUIPMENT

Property and Equipment consist of the following as of December 31, 2023:

Computer and data processing	$140,049
Equipment and furniture	29,607
Less accumulated depreciation	(77,579)
Property and Equipment, net	$ 92,077

NOTE 4: LOAN RECEIVABLE, RELATED PARTY

The Firm entered into a loan agreement with related party in June 2022 for $250,000. The loan bears interest at an annual rate of 1% and has a maturity date of July 24, 2027. The loan agreement contains certain clauses or agreements that are controlled by each party. For the year ended December 31, 2023, the interest income related to the loan was $2,335.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2023, net capital as defined by the rules, equaled $4,204,600. The ratio of aggregate indebtedness to net capital was 52.41%. Net capital in excess of the minimum required was $4,057,689.

NOTE 7: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2023. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 8: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.